CONSOLIDATED INTERIM FINANCIAL REPORT
(Unaudited)

FOR THE SIX MONTHS ENDED

JUNE 30, 2004

Burnaby, Canada
August 12, 2004

Response Biomedical Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
OPERATIONS

Response Biomedical Corp. (“Response Biomedical” or “the Company”) develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on site or in a point-of-care setting can rapidly obtain important diagnostic information. Response currently has eight RAMP tests available for environmental and clinical (health) testing applications and the Company has plans to commercialize additional tests.

The following discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements for the three and six months period ended June 30, 2004, including the related notes therein, the audited consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles for the year ended December 31, 2003, and the Management’s Discussion and Analysis of Financial Operations section of the Company’s 2003 Annual Report.

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. All amounts are expressed in Canadian dollars unless otherwise indicated.

Date: August 12, 2004

OVERALL PERFORMANCE.

For the quarter ended June 30, 2004 the Company had revenue of $753,499. Total revenue for the six-month period ending June 30, 2004 was $1,562,635, an increase of $912,150 or 240% over the same period last year [2003 - $650,485].

For the quarter ended June 30, 2004 the Company’s revenue from the biodefense market decreased from the previous quarter, however year-to-date sales are tracking to forecast. The US biodefense market typically drops off in activity during the springtime due to the timing of grant funding from the U.S Department of Homeland Security. Revenues for the six months ending June 30, 2004 are up 56% over the same period last year.

For the quarter ended June 30, 2004 sales of the Company’s West Nile Virus test continued to increase, achieving positive growth for the third consecutive quarter. The Company’s initial forecast for the West Nile Virus product reflected a seasonal market with the majority of sales occurring in the summer months. Indications are however that sales will continue well into the fall due to the delay in the mosquito-hatching season in the US.

For the quarter ended June 30, 2004 the Company saw modest revenue growth in its cardiac marker product line over the previous quarter. During the quarter, the Company received FDA clearance to market its CK-MB Assay and Troponin I Assay and expects continued growth for the cardiac product market for the second half of the current fiscal year.

On an overall basis Company’s costs remain on plan.

During the quarter ended June 30, 2004 the Company received $1,596,372 in cash from the exercise of warrants and stock options. On June 18, 2003 the Company announced a non-brokered private placement in the amount of $3 million. This private placement closed on July 8, 2004, subsequent to the end of the quarter. With the receipt of these funds and the strengthening of its balance sheet, the Company plans to increase sales and marketing efforts for the current RAMP product lines and to expedite new product development opportunities.

RESULTS OF OPERATIONS

Revenues and Cost of Sales

Revenues from product sales for the quarter ended June 30, 2004 were $499,530, as compared to $190,719 in product sales for the same period last year.

Revenues from the sale of West Nile virus products were $281,507 for the quarter as compared to nil in the corresponding quarter last year. The Company introduced this product in the third quarter of 2003 and has seen revenue growth in each consecutive quarter. Revenue for the six-month period ended June 30, 2004 was $387,692 as compared to nil in 2003.

Revenues from the sale of cardiac products were $121,508 for the quarter as compared to $25,466 in the corresponding quarter last year. The majority of this revenue was achieved in the Asian market. Revenue for the six-month period ended June 30, 2004 was $175,776 as compared to $37,968 for the comparable period in 2003.

Revenues from the sale of environmental (biodefense) products were $139,954 for the quarter as compared to $171,098 in the corresponding quarter last year. Revenue for the six-month period ended June 30, 2004 was $614,777 as compared to $365,314 for the comparable period in 2003.

Revenue from contract services for the quarter ended June 30, 2004 was $253,969 as compared to $255,602 for the same quarter last year. Revenue for the quarter resulted from three active projects. Revenue for the six-month period ended June 30, 2004 was $435,177 as compared to $255,602 for the comparable period in 2003.

Revenues from product sales for the six-month period ended June 30, 2004 were $1,127,458 as compared to $394,883 in product sales for the same period last year.

Revenue from contract services for the six-month period ended June 30, 2004 was $435,177 as compared to $ 255,602 for the same quarter last year.

Cost of sales for the quarter ended June 30, 2004 was $460,053 as compared to $252,695 for the same period last year. Cost of sales for the six-month period ended June 30, 2004 was $821,924 as compared to $397,605 for the same period last year.

Cost of sales includes direct manufacturing labour and materials costs, and allocated overhead.

Gross margin for the quarter ended June 30, 2004 was $293,446 representing 39% of total sales as compared to $193,625 representing 43% of total sales for the same period last year. Gross margin for the six month ended June 30, 2004 was $740,711 representing 47% of total sales as compared to $252,879 representing 39% of total sales for the same period last year.

Expenses

General and administrative expenses for the quarter ended June 30, 2004 were $352,726 compared to $274,278 for the same period in 2003. The increase was primarily attributable to an increase in fees and travel related to corporate finance activities. A stock exchange filing fee in the amount of $15,500 was paid in relation to the $3 million private placement.

General and administrative expenses for the six-month period ended June 30, 2004 were $716,212 compared to $516,530 for the same period in 2003.

Marketing and business development expenses were $338,789 for the quarter ended June 30, 2004, as compared to $201,765 for the same period in 2003. The primary reason for the increase is due to the hiring of additional sales and marketing resources, the use of demos and product promotion materials, distributor training to improve effectiveness of relationship selling, increased participation in trade conferences and related travel costs to promote RAMP products to new target markets in North America, Asia and Europe. The Company implemented an updated sales incentive commission plan during the quarter.

Marketing and business development expenses were $562,521 for the six-month period ended June 30, 2004, as compared to $390,400 for the same period in 2003.

Research and development expenditures were $445,831 for the quarter ended June 30, 2004, compared to $536,449 for the same period in 2003. The decrease is due to a number of factors, including lower salary costs resulting from a reassignment of some product development resources to manufacturing, and lower consulting fees. Patent costs were $66,082 for the quarter ended June 30, 2004 as compared to $17,852 in the previous year. Consumed R&D materials costs decreased from $57,480 to $5,711 reflecting the prior completion of a number of the Company’s research projects.

Research and development expenditures were $758,382 for the six-month period ended June 30, 2004, compared to $1,112,265 for the same period in 2003.

Operating Income (Loss)

For the quarter ended June 30, 2004, the Company reported an operating loss, before other income and expenses, of $843,900 as compared to an operating loss of $818,865 for the same period last year. For the six-month period ended June 30, 2004, the Company reported an operating loss of $1,296,404 as compared to an operating loss of $1,766,315 for the same period last year.

Other Income/Expenses

The Company recorded grant income of $49,700 for the six month period ended June 30, 2004, as compared to $nil for the same period last year, for a grant received from PEMD (“Program for Export Market Development”).

For the quarter ended June 30, 2004, interest expense was $12,928 compared to $15,100 for the same period in 2003. This amount relates to interest paid on the Company’s bank indebtedness and loans from directors and shareholders, and primarily reflects the Company’s usage of the bank credit facility. For the six-month period ended June 30, 2004, interest expense was $33,330 compared to $29,354 for the same period in 2003.

For the quarter ended June 30, 2004, the Company recorded $32,592 in non-cash loan guaranty costs compared to $50,153 for the comparable period in 2003. These costs relate to the amortization of the fair market value of bonus warrants issued to lenders as part of a loan facility agreement. For the six-month period ended June 30, 2004, the Company recorded $138,016 in non-cash loan guaranty costs compared to $135,775 for the comparable period in 2003. These costs have been fully amortized as at June 30, 2004. The loan guaranty has been extended to December 31, 2004 at no additional cost to the Company.

For the quarter ended June 30, 2004, the Company recorded $220,000 in non-cash stock based compensation costs compared to $9,000 in the comparable period in 2003. This amount relates to the estimated fair value of stock options to employees and consultants, granted and vested during the period. Further details are provided in a following section of this report headed “Changes in Accounting Policies Including Initial Adoption.” For the six month period ended June 30, 2004, the Company recorded $441,873 in non-cash stock based compensation costs compared to $15,000 for the comparable period in 2003.

Net Income (Loss)

For the quarter ended June 30, 2004, the Company reported a net loss of $1,109,420 ($0.02 per share) as compared to a net loss of $893,118 ($0.02 per share) for the same period last year. For the six-month period ended June 30, 2004, the Company reported a net loss of $1,859,923 ($0.03 per share) as compared to a net loss of $1,946,444 ($0.04 per share) for the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

During the six month period ended June 30, 2004, the Company relied on revenues from sales of products and services, and funds from a bank credit line to fund its operations. In addition, the Company received proceeds of $1,596,372 from the exercise of stock options and warrants.

At June 30, 2004, the Company had cash and cash equivalents of $105,786 as compared to $856 at December 31, 2003. The Company’s net working capital position as of June 30, 2004 was a deficit of $588,052, as compared to a December 31, 2003 working capital deficit of $1,595,439, an improvement of $1,007,387.

Subsequent to June 30, 2004, on July 8, 2004 the Company received gross proceeds of $3 million from a non-brokered private placement.

Until the Company receives increased revenue from product sales, it will continue to fund its operations from a combination of the sale and issuance of equity securities, contract service fees, collaborative research arrangements, and debt financing.

RISKS AND UNCERTAINTIES

The Company has an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funding is not available, the Company may be required to delay, reduce or eliminate one or more of its research or development programs or obtain funds through arrangements with corporate partners or others that may require the Company to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek. Insufficient funding may also require the Company to relinquish rights to certain of its technologies that the Company would otherwise develop itself.

OFF BALANCE SHEET ARRANGEMENTS

The Company is not aware of any material off balance sheet arrangements requiring disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company compensates Mr. Stephen Holmes in the amount of $1,000 per month as the Chairman of the Board of Directors, and Chairman of the Compensation Committee, but has no other standard arrangement pursuant to which directors are paid a fee by the Company for their services in their capacity as directors, except for the granting from time to time of incentive stock options.

During the financial year ended December 31, 2003, the Company entered into an agreement with Katan Associates International (“KAI”) under the terms of which the Company pays KAI a monthly retainer of US$5,000. Mr. Stan Yakatan is the Chairman and Managing Partner of KAI and became a director of the Company in January 2004.

PROPOSED TRANSACTIONS

The Company is not aware of any material proposed transaction requiring disclosure.

CRITICAL ACCOUNTING ESTIMATES

The Company’s significant accounting policies are disclosed in Note 2. to the audited consolidated financial statements as at December 31, 2003. Critical accounting estimates include:

Revenue recognition

Sales are recognized upon the shipment of products to customers and distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract, provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements, which are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of the relevant license or related underlying product development period. Upfront fees from collaborative research arrangements that may be refundable are deferred and recognized once the refundability period has lapsed.

Stock based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan. The Company uses the fair value method to account for stock-based payments. Under the fair value method, stock-based payments are measured at the fair value of the equity instruments issued.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2002, the Company adopted the recommendations of the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. The new section establishes the standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value method. The standard encourages the use of the fair value method of accounting for all employee stock-based compensation plans, but only requires the use of the fair value method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

For the year ending December 31, 2003, the Company elected to prospectively apply the fair value based method of accounting for stock based stock options granted to employees, officers and directors. The adoption of the new recommendations resulted in an additional benefit expense of $82,000 in 2003 compared to nil in 2002 when the effect of the fair value method on employee options was disclosed but not required to be recorded in financial statements.

FINANCIAL INSTRUMENTS

Certain of the Company’s financial instruments, including cash equivalents, accounts and amounts receivable, accounts payable, demand loans payable and loans payable to shareholders and directors, the carrying amounts approximate fair values due to their short term nature.

The Company performs ongoing credit checks on its customers. As at June 30, 2004, the Company had accounts receivable from nine customers, of which the top three represent 83% of the accounts receivable balance. As at December 31, 2003, the Company had accounts receivables from sixteen customers of which the top four represent 65% of the accounts receivable balance.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk given that greater than 85% of total revenues for the period ended June 30, 2004 were received in US dollars. The company minimizes this risk by maintaining a US dollar account for all US sales revenues and expenditures, thereby minimizing currency exchange. The Company is exposed to foreign exchange risk with respect to the demand loans, as these are secured by US dollars. Fluctuating foreign exchange rates are reflected in the line of credit available to the Company, however, the balance outstanding on the line of credit is not subject to foreign exchange adjustments.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities and the Company’s loans having fixed and variable interest rates.

SUBSEQUENT EVENTS

On July 8, 2004 the Company announced that it had received gross proceeds of $3 million and closed a non-brokered private placement previously announced on June 18, 2004. With the receipt of these funds and the strengthening of the Company’s balance sheet, the Company plans to increase revenue growth from the current RAMP product lines and to expedite new product development opportunities.

Response Biomedical Corp.
Incorporated under the laws of British Columbia

CONSOLIDATED INTERIM BALANCE SHEETS

As at	(Expressed in Canadian dollars)

	June 30,	December 31,
	2004	2003
	$	$
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	105,786	856
Short term investments	2,500	2,500
Trade receivables	167,740	151,558
Other receivables	21,201	11,582
Inventories	1,064,533	574,280
Prepaid expenses and other	102,199	14,380
Total current assets	1,463,959	755,156
Capital assets	226,707	288,162
Deferred Loan costs (note 3)		138,016

	1,690,666	1,181,334

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
Bank indebtedness	1,027,367	1,401,786
Accounts payable and accrued liabilities	822,840	709,872
Loans payable to shareholders and directors	125,177	180,279
Deferred revenue	69,177	51,208
Deferred lease inducement - current portion	7,450	7,450
Total current liabilities	2,052,011	2,350,595

Deferred lease inducement	4,963	8,687

Shareholders' deficiency
Share capital [note 4]	31,051,226	28,821,536
Contributed surplus [note 5]	1,342,347	900,473
Deficit	(32,759,881)	(30,899,957)
Total shareholders' deficiency	(366,308)	(1,177,948)

	1,690,666	1,181,334

See accompanying notes

On behalf of the Board:

William J. Radvak Director	Brian G. Richards Director

Response Biomedical Corp.

CONSOLIDATED INTERIM STATEMENTS
OF LOSS AND DEFICIT

(Expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2004	2003	2004	2003
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES
Product sales	499,530	190,719	1,127,458	394,883
Contract service fees and revenues
from collaborative research
arrangements	253,969	255,602	435,177	255,602
	753,499	446,321	1,562,635	650,485

Less: Cost of Sales	460,053	252,695	821,924	397,605
Gross Margin	293,446	193,626	740,711	252,880
	39%	43%	47%	39%
EXPENSES
General and administrative	352,726	274,278	716,212	516,530
Marketing and business
development	338,789	201,765	562,521	390,400
Research and development	445,831	536,449	758,382	1,112,265
	1,137,346	1,012,491	2,037,115	2,019,195

Operating loss	843,900	818,865	1,296,404	1,766,315

Other (income) expense:
Grant income			(49,700)
Interest expense	12,928	15,100	33,330	29,354
Loan guaranty fees (non-cash)	32,592	50,155	138,016	135,775
Stock Based compensation
(non-cash)	220,000	9,000	441,874	15,000
Total other (income) expense	265,520	74,255	563,520	180,129

Net loss for the period	1,109,420	893,118	1,859,924	1,946,444

Deficit, beginning of period	31,650,461	27,761,679	30,899,957	26,708,355
Deficit, end of period	32,759,881	28,654,799	32,759,881	28,654,799

Loss per common share - basic
and diluted [note 4[d]]	$0.02	($0.02)	$0.03	($0.04)

Weighted average number of
common shares [note 4[d]]	56,408,353	47,863,269	56,408,353	47,863,269

See accompanying notes

Response Biomedical Corp.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2004	2003	2004	2003
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

OPERATING ACTIVITIES
Loss for the period	(1,109,420)	(893,120)	(1,859,923)	(1,946,444)
Add (deduct) items not involving cash:
Amortization	42,886	32,027	87,608	62,249
Stock-based compensation	220,000	9,000	441,873	15,000
Amortization of deferred loan costs	32,592	50,153	138,016	135,775
Deferred revenue	21,724	(147,490)	17,969
Realized foreign exchange loss
Change in non-cash working capital:
Accounts receivable	163,368	13,362	(25,801)	(11,357)
Inventories	(234,481)	(71,362)	(490,253)	(63,886)
Prepaid expenses and other	(29,269)	36,831	(87,819)	(2,402)
Accounts payable and accrued liabilities	(17,991)	(127,706)	109,245	6,027
Demand Loan Payable	2,625	342,001	(55,102)	469,276
Cash used in operating activities	(907,966)	(756,303)	(1,724,188)	(1,335,762)

INVESTING ACTIVITIES

Purchase of capital assets	(19,801)	(38,717)	(26,153)	(79,480)

Cash provided by (used in) investing activities	(19,801)	(38,717)	(26,153)	(79,480)

FINANCING ACTIVITIES
Proceeds from issuance of share capital, net of
share issue costs	1,596,372	865,992	2,229,690	1,501,291
Payments re bank indebtedness	(563,856)		(374,419)
Cash provided by financing activities	1,032,516	865,992	1,855,271	1,501,291

Increase (decrease) in cash and cash
equivalents during the period	104,749	70,972	104,930	86,049
Cash and cash equivalents, beginning of period	1,037	16,151	856	1,075
Cash and cash equivalents, end of period	105,786	87,123	105,786	87,123

Supplemental disclosure
Interest paid	12,928	15,100	33,330	29,354

See accompanying notes

Response Biomedical Corp.

NOTES TO CONSOLIDATED INTERIM FINANCIAL
STATEMENTS
[Unaudited]

June 30, 2004	(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles on a basis consistent with the Company’s audited annual financial statements for the year ended December 31, 2003.

These unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 2004 and for all such periods presented. Certain comparative figures for prior periods have been reclassified to conform to the current presentation.

These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2003 included in the Response Biomedical Corp. Annual Report filed with the appropriate securities commissions. The results of operations for the six-month period ended June 30, 2004 are not necessarily indicative of the results for the full year.

2. INVENTORY

	June 30	December 31
	2004	2003
	$	$

Raw materials	308,153	201,467
Work in process	239,374	207,060
Finished goods	424,685	165,753
	1,064,533	574,280

3. OTHER ASSETS

	June 30	December 31
	2004	2003
	$	$
Deferred loan costs	nil	138,016

Deferred loan costs represent the net fair value of bonus warrants issued as guarantee fees for demand loans secured by several of the Company’s directors and a shareholder. The costs were fully amortized as at June 30, 2004.

Response Biomedical Corp.

NOTES TO CONSOLIDATED INTERIM FINANCIAL
STATEMENTS
[Unaudited]

June 30, 2004	(Expressed in Canadian dollars)

4. BANK INDEBTEDNESS

Up to June 30, 2004, the Company had a revolving credit facility of up to US$1,515,000 with a Canadian chartered bank, The credit facility has subsequently been renewed for a balance of up to US$1,000.000 to December 31, 2004. This credit facility bears interest at the bank’s prime rate, which at June 30, 2004 was 4.0% [2003 - 4.75%]. The current credit facility is guaranteed by a shareholder. In consideration for providing the guarantees up to June 30, 2004, the Company issued a total of 2,088,570 non-transferable share purchase warrants to the guarantors, of which 166,785 expired unexercised during the year ended December 31, 2003. Of the 2,088,570 warrants, 410,426 were issued in 2002 with an original expiry date of June 30, 2003 and a further 884,602 were issued in early 2003 with an original expiry date of September 30, 2003. In June 2003, the credit facility was renewed and accordingly, in consideration for the continued guarantees the expiry dates of the warrants were extended to June 30, 2004. In addition, the credit facility was increased from US$1,165,000 to US$1,515,000 and, in consideration for the additional guarantee, a further 793,542 warrants with an exercise price of $0.46 per common share exercisable to June 30, 2004 were issued. These warrants were all exercised on or before June 30, 2004.

The estimated fair value of the amendments to the terms and the issuance of further share purchase warrants amounted to nil during the three months ended June 30, 2004 [2003 - $203,194]. These amounts have been credited to contributed surplus and recorded as deferred loan costs and are being amortized over the term of the credit facility, which expires on June 30, 2004. Of this facility, $1,027,367 was utilized as at June 30, 2004 [December 31, 2003 - $1,401,786].

The credit facility guaranty extension to December 31, 2004 was provided at no additional cost to the Company.

5. SHARE CAPITAL

[a]	Authorized - 100,000,000 common shares without par value.

Issued and outstanding	Number	Amount
	#	$

Balance, December 31, 2003	53,518,521	28,821,536
Issued for cash:
Exercise of warrants	3,398,862	1,767,529
Exercise of stock options	993,838	462,160
Balance, June 30, 2004	57,911,221	31,051,226

Response Biomedical Corp.

NOTES TO CONSOLIDATED INTERIM FINANCIAL
STATEMENTS
[Unaudited]

June 30, 2004	(Expressed in Canadian dollars)

[b]	Stock options At June 30, 2004 the following stock options were outstanding:

	Options outstanding			Options exercisable
	June 30, 2004			June 30, 2004
Range of	Number of shares	Weighted average	Weighted average	Number of options	Weighted average
exercise price	under option	remaining	exercise price	currently exercisable	exercise price
		contractual life
$	#	(years)	$	#	$

0.27 – 0.36	1,216,500	2.28	0.27	1,216,500	0.27
0.40 – 0.49	58,400	3.97	0.45	36,125	0.40
0.50 – 0.57	3,139,450	2.62	0.50	2,535,013	0.50
0.61 – 0.68	347,850	1.60	0.63	329,038	0.63
0.72 – 0.87	2,271,987	3.66	0.77	822,512	0.79
0.93– 1.27	102,850	3.97	1.01	130,112	1.01
1.78	25,000	0.73	1.78	25,000	1.78
0.27 – 1.78	7,271,087	2.88	0.57	5,006,665	0.52

The options expire at various dates from August 16, 2004 to June 17, 2009.

[c]	Stock option transactions Stock option transactions and the number of share options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$

Balance, December 31, 2003	6,110,350	0.49
Options granted	2,371,450	0.72
Options expired	(216,875)	0.39
Options exercised	(993,838)	0.46
Balance, June 30, 2004	7,271,087	0.57

Response Biomedical Corp.

NOTES TO CONSOLIDATED INTERIM FINANCIAL
STATEMENTS
[Unaudited]

June 30, 2004	(Expressed in Canadian dollars)

[d]	Loss per common share

	Three Months Ended		Six Months Ended
	June 30		June 30
	2004	2003	2004	2003

Numerator
Net loss for the period	$1,109,420	$893,120	$1,859,923	$1,946,444

Denominator
Weighted average number of	56,408,353	47,863,269	56,408,353	47,863,269
common shares outstanding
Less: escrowed shares	(825,000)	(825,000)	(825,000)	(825,000)
Weighted average number of	55,583,353	47,043,229	55,583,353	47,043,229
common shares outstanding

Loss per common share - basic	$0.02	$0.02	$0.03	$0.04
and diluted

[e]	Common share purchase warrants At June 30, 2004, the following common share purchase warrants were outstanding:

Number of
Issuable		Exercise price	Date of expiry
Warrants		$

17,196	*	0.55	June 30, 2004
128,250		0.55	October 31, 2004
463,197		0.55	November 20, 2004
799,127		0.55	December 29, 2004
1,397,770

*	Warrant exercise certificate and payment was received on June 30, 2004. Shares were issued on July 5, 2004.

Response Biomedical Corp.

NOTES TO CONSOLIDATED INTERIM FINANCIAL
STATEMENTS
[Unaudited]

June 30, 2004	(Expressed in Canadian dollars)

6. STOCK-BASED COMPENSATION

The fair value of each option is estimated as at the option grant date using the Black-Scholes option-pricing model. The estimated fair value of vested options granted to non-employees for services rendered in the amount of $165,900 [2003 –$9,000] has been charged to expense and contributed surplus in the consolidated interim financial statements, based on the Black-Scholes options pricing model and a weighted average fair value of $0.36 per option [2003 - $0.38]. The following weighted average assumptions were used: dividend yield 0.0%, expected volatility of 87%, risk-free interest rate of 2.44%, and expected average option term of 1.68 years.

The estimated fair value of vested options granted to employees in the amount of $57,384 [2003 –$122,994 (pro-forma)] has been charged to expense and contributed surplus in the consolidated interim financial statements, based on the Black-Scholes options pricing model and a weighted average fair value of $0.41 per option [2003 - $0.38]. The following weighted average assumptions were used: dividend yield 0.0%, expected volatility of 125%, risk-free interest rate of 3.25%, and expected average option term of 2.5 years.

The following table provides the loss for the three and six months ended June 30, 2004 compared to pro-forma loss for the three and six months ended June 30, 2003 and pro forma basic and diluted loss per share had compensation expense been based on the fair value method of accounting for stock-based compensation:

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

	$	$	$	$

Net loss – as reported	1,109,420	893,120	1,859,923	1,946,444
Net loss – pro forma*	1,109,420	1,019,179	1,859,923	2,195,497

Loss per common share	0.02	0.02	0.03	0.04
– as reported
Loss per common share	0.02	0.02	0.03	0.05
– pro forma

*
Note: During the fourth quarter of 2003, the Company prospectively adopted the recommendations of the CICA and elected to prospectively apply the fair value based method of accounting for stock-based awards pursuant to its stock option plan, effective January 1, 2003.